UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East

North Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☑

The news release filed with this Form 6-K as Exhibit 99.1, is incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-114951, 333-129430, 333 157326, 333-211366, 333-272672, 333-277446 ), on Form F 3 (Registration No. 333-159176) and on Form F-10 (Registration No. 333-274698). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	News release dated November 18, 2024

99.2	Material change report dated November 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

	By:	/s/ James D. Gallagher
	Name:	James D. Gallagher
	Title:	General Counsel
Date: November 18, 2024